UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 10)*

TREDEGAR CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of class of securities)

894650 100
(CUSIP NUMBER)

John D. Gottwald William M. Gottwald Floyd D. Gottwald, Jr. c/o John D. Gottwald Westham Partners 9030 Stony Point Parkway, Suite 170 Richmond, Virginia 23235 Telephone No. 804-560-6961
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Jay Clayton Janet Geldzahler Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone No. 212-558-4000

December 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 894650 100	13D	Page 2 of 8

1	NAMES OF REPORTING PERSON

John D. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

1,983,041
	8	SHARED VOTING POWER

2,929,462
	9	SOLE DISPOSITIVE POWER

1,983,041
	10	SHARED DISPOSITIVE POWER

2,929,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,912,503
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.2%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 894650 100	13D	Page 3 of 8

1	NAMES OF REPORTING PERSON

William M. Gottwald
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

63,676
	8	SHARED VOTING POWER

2,657,099
	9	SOLE DISPOSITIVE POWER

63,676
	10	SHARED DISPOSITIVE POWER

2,657,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,720,775
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP NO. 894650 100	13D	Page 4 of 8

1	NAMES OF REPORTING PERSON

Floyd D. Gottwald, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,265,395
	8	SHARED VOTING POWER

123,965
	9	SOLE DISPOSITIVE POWER

2,265,395
	10	SHARED DISPOSITIVE POWER

123,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,389,360
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

*   Amendment No. 10 amends and supplements Amendment Nos. 1 through 9 to the statement on Schedule 13D initially filed on August 15, 1989 with respect to shares of common stock (the “Common Stock”) of Tredegar Corporation (the “Issuer”), as well as the Schedule 13D filed by Floyd D. Gottwald, Jr. on January 21, 2009.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended by adding the following:

Amendment No. 9 to the Schedule 13D by John D. Gottwald, William M. Gottwald and Floyd D. Gottwald, Jr. (collectively, the “Gottwalds”) attached the request of the Gottwalds to the board of directors of the Issuer (the “Board”) to advise whether the nomination of individuals who owned Common Stock would, in the absence of any agreement as to how the nominee would vote his or her shares, constitute “beneficial ownership” of the nominee’s shares under the Issuer’s shareholder rights agreement.  The Gottwalds have been advised that the Board is unable to respond at this time to that question.  While the Gottwalds would prefer to meet with shareholders and solicit their views as to potential director candidates, in order to avoid the risk that the Board would trigger the shareholder rights agreement on shareholders as a result of any such discussions, the Gottwalds ask that any shareholder of the Issuer who wishes to suggest potential nominees to the Board may do so by email to EMCCARTHY@dfking.com.  In light of the Board’s stated inability to advise the Gottwalds on the question as to the impact under the shareholder rights agreement of nominating individuals who own Common Stock, the Gottwalds request that only individuals who do not own Common Stock be suggested and that such individuals have indicated a willingness to be nominated.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 10 to the Schedule 13D.

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2013	/s/ John D. Gottwald
John D. Gottwald

/s/ William M. Gottwald
William M. Gottwald

/s/ Floyd D. Gottwald, Jr.
Floyd D. Gottwald, Jr.

EXHIBIT INDEX

Exhibit 1	Agreement among Floyd D. Gottwald, Jr., John D. Gottwald and William M. Gottwald with respect to the filing of this Amendment No. 10 to the Schedule 13D.